Mail Stop 3561

      January 6, 2006

Michael S. Dunlap
President and Principal Executive Officer
Nelnet Student Loan Funding, LLC
121 S. 13th Street, Suite 201
Lincoln, Nebraska  68508

Re: 	Nelnet Student Loan Funding, LLC
		Amendment no. 1 to the Registration Statement on Form S-
3
		Filed November 16, 2005
		File no.  333-128658

Dear Mr. Dunlap:

      We have limited our review of your filing to compliance with Regulation AB. Please further note that the scope of our current review is limited only to those matters addressed in the comments that follow.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Previous Comment No.4
1. Please confirm, if true, that all material information in the underlying agreements will be available at the time of takedown either by being disclosed in the 424 or in agreements filed prior to or at the time of takedown.

Base Prospectus

Incorporation of Documents; Where to Find More Information, page
92
2. Further expand to describe the reports or other documents provided to security holders required under the transaction agreements including information included, schedule and manner of distribution or other availability, and the entity or entities that will prepare and provide the reports. Alternately, please confirm that you have already done so here or in the prospectus supplement. Refer to Item
1118(a) of Regulation AB.
3. Expand disclosure to specify the names, and if available, the Commission file numbers of the entity or entities under which reports about the asset-backed securities will be filed with the Commission.
Identify the specific reports such as Forms 8-K, 10-D and 10-K reports as well as any other information filed with the Commission.
Refer to Item 1118(b)(1) of Regulation AB.
4. Disclose the Web site address where Nelnet will make all such reports available to investors. Refer to Item 1118(c)(4) of Regulation AB.

Closing

   As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   Please contact Johanna Vega Losert at (202) 551-3325, Attorney-Advisor, or me at (202) 551-3750 with any other questions.

					Sincerely,



					Max A. Webb
					Assistant Director
??

??

??

??

Michael S. Dunlap
Nelnet Student Loan Funding, LLC
January 6, 2006
Page 3 of 3